UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2007

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In April 2007, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated April 2, 2007 “Panaldine® commercial rights transferred from Daiichi to sanofi-aventis in Japan”
Exhibit 99.2	Press release dated April 3, 2007 “Acomplia® (rimonabant) approved in Switzerland for the treatment of obese and overweight patients with at least one cardiovascular risk factor”
Exhibit 99.3	Press release dated April 17, 2007 “FDA Licenses First U.S. Vaccine for Humans Against Avian Influenza”
Exhibit 99.4	Press release dated April 24, 2007 “ACOMPLIA® (rimonabant) is reimbursed in Switzerland for the treatment of Type 2 Diabetics Overweight Patients and for the treatment of Patients with Obesity”
Exhibit 99.5

Press release dated April 26, 2007 “ACOMPLIA® (rimonabant) is approved in Brazil for the treatment of obese patients, or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidemia ”

Exhibit 99.6	Press release dated April 26, 2007 “Information relating to sanofi-aventis’ Combined General Meeting of May 31, 2007”
Exhibit 99.7	Press release dated April 30, 2007 “FDA Approves SoloSTAR® - A New Prefilled Disposable Insulin Pen For Use With LANTUS® In People With Type 1 And Type 2 Diabetes”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2007	SANOFI-AVENTIS

	By:	/s/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated April 2, 2007 “Panaldine® commercial rights transferred from Daiichi to sanofi-aventis in Japan”
Exhibit 99.2	Press release dated April 3, 2007 “Acomplia® (rimonabant) approved in Switzerland for the treatment of obese and overweight patients with at least one cardiovascular risk factor”
Exhibit 99.3	Press release dated April 17, 2007 “FDA Licenses First U.S. Vaccine for Humans Against Avian Influenza”
Exhibit 99.4	Press release dated April 24, 2007 “ACOMPLIA® (rimonabant) is reimbursed in Switzerland for the treatment of Type 2 Diabetics Overweight Patients and for the treatment of Patients with Obesity”
Exhibit 99.5

Press release dated April 26, 2007 “ACOMPLIA® (rimonabant) is approved in Brazil for the treatment of obese patients, or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidemia ”

Exhibit 99.6	Press release dated April 26, 2007 “Information relating to sanofi-aventis’ Combined General Meeting of May 31, 2007”
Exhibit 99.7	Press release dated April 30, 2007 “FDA Approves SoloSTAR® - A New Prefilled Disposable Insulin Pen For Use With LANTUS® In People With Type 1 And Type 2 Diabetes”

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